TIMOTHY J. STABOSZ
                              1307 MONROE STREET
                              LAPORTE, IN  46350




P&F Industries Compensation Committee
Kenneth M. Scheriff (Chairman)
Jeffrey D. Franklin

April 29, 2014

Messrs. Scheriff and Franklin:

Your electing to provide Chairman and CEO Richard Horowitz a raise, during the final year of his contract, and increasing the bonus percentages, is the
final straw.    You have both been on the P&F board for roughly 10 years, and you have evidenced yourselves to be continual patsies for Mr. Horowitz. What Richard wants, Richard gets, has been your mantra. It is really never ending
for both  of you.   When outside shareholders raised a storm, and drove
Horowitz "pals" Alan Goldberg and Mitch Solomon off the compensation committee, a few years ago, I should have known that Horowitz would find a way to replace them with 2 of the most pusillanimous and malleable individuals
extant.   The "buddies" stepped aside...and the "cronies" stepped in, to
"secretly" do Horowitz's bidding.    All the more easier to cloak the nature
of the dishonest "decision-making" at P&F.   Simply put, if the compensation
committee has a  more "credible" form of plausible deniability, then Horowitz
can get what he wants, without consequence or accountability.    YOU  HAVE
BEEN WILLING AND KNOWING AGENTS IN THAT DISGUSTING FLIM FLAM.

P&F's executive compensation policy is a SCANDAL...perpetrated at the hands of
a CFO and a banker, no less!   One wonders why you  two are so willing to
sully your reputations for independence...your judgement...your
integrity....and, ultimately, sell out your  self respect, as men.   I find it
despicable.   I also find it to be a rank betrayal of your solemn duty to perform as true fiduciaries, to protect the outside shareholders of P&F Industries from the unchecked appetites of a domineering CEO, who has few limits, and knows no shame.

Mr. Franklin, you have NEVER bought any shares of this company in the open
market, in the 10 years you have been on this board.   You own a measly 1332
shares outright, all granted as restricted shares.   Mr. Scheriff, you have
been on this board for 9 years,  and own only 1766 shares outright.   It is
quite clear why you, and your sidekick, have no interest in partaking in substantive  ownership of P&F stock....because you have known, during your entire board service, that the point of "serving" on P&F's board is, has been, and "must" be, to give Richard Horowitz exactly what he wants, needs,
expects, and demands.    AND YOU HAVE DONE JUST  THAT.

FACTS:

Horowitz was paid $1.58 million in 2012 and $1.4 million in 2013.
CFO Joe Molino was paid $723K in 2012 and $668K in 2013.

Yet, the company's pretax income was only $3.3 million in 2012 and $5.0 million in 2013.

The company's bottom line ROE (that's return on equity, gentlemen!) was approximately 7% in 2012 (adjusted for normalized tax rates) and 9% in 2013. (ROE would be even worse, if the company's understated assets were adjusted to
their higher market values.)   This indicates a MEDIOCRE performance by Mr.
Horowitz, at best.   Yet, Horowitz was paid an amount equal to 48% of reported
pretax  income in 2012, and 28% of reported pretax income in 2013.   Even more
troubling, Horowitz and the CFO together were paid a sickening 70% of reported pretax income in 2012, and 41% of reported pretax income in 2013. That is obscene.

It gets worse.

With bald-faced effrontery, you state, on page 18 of the current proxy, that:
"The company's overall executive compensation  philosophy is to align its
compensation program with optimizing stockholder value."    One wonders how
exactly this would be the case, when the company's total stockholders' equity was $37 million at year end 2003, around the time both of you chuckleheads came onto "Richard's board." Ten years later, at year end 2013, total
shareholders' equity, at $38.7 million, had barely budged.   The  compound
annual growth in shareholders' equity has, therefore, been LESS THAN 1% ANNUALLY, over that 10 year period. (The company has paid no dividends in the last 10 years.) Meanwhile, you, and previous compensation committees, have, and continue to inappropriately shower Mr. Horowitz with all manner of
ungodly largesse.   Horowitz has taken out an equivalent of roughly $15
million from the company, over the years of your useless, contrived, and
debased "service" on the P&F board.    This, despite the  fact that bottom
line EPS were 83 cents in 2013, versus 93 cents in 2003.   Sales were $76
million in 2013....and $86 M in 2003.    What exactly, Mr. Scheriff and Mr.
Franklin, has Horowitz done for "optimizing stockholder value," to justify this outrageous pay...and your asinine "bump up" for 2014?

The conclusion is obvious:    Your oversight of the compensation policy is
incompetent and grossly negligent, at best, and  MANIFESTLY CORRUPT, at worst.

You, and the rest of the board, REFUSE to pay a dividend, because Horowitz wants to continue to EXPROPRIATE the capital of the outside shareholders, for his own selfish use (i.e. outrageous compensation, and retaining all capital for "growth").....with the  imprimatur of weak and spineless "board sitters,"
such as yourselves, that enable Horowitz...and serve to give a sham aura of "legitimacy" to what any THINKING person with a bonafide fiduciary mien would see as deeply troubling, if not unscrupulous, behavior.

You refuse to buyback stock because, again, Horowitz doesn't want to create value, or take the company private. He wants to use the capital of outside shareholders for his own purposes, while remaining "addicted" to the prestige of a Nasdaq stock listing, so he can show Long Island socialites how
"important" he is.    You have become tethered to Horowitz and "wed" to giving
him a  lifestyle he needs, craves, and can't live without.   Consequentially,
you have sacrificed the outside shareholders of P&F on a pyre, as you have shamelessly and tragically "burned up" your own honor, decency, and integrity.
For WHAT?!   Why would you EVER,  EVER want to be tethered to another
man in this blatantly unseemly, dishonorable, and unholy way?

You refuse to sell the company, because Richard wants to continue to make
$1.5+ million a year....even if it were possible that the  company could be sold for the low to mid double digits per share, as I believe it probably
could.    Absurdly, Richard, seemingly,  wants to continue to make $1.5+
million a year, REGARDLESS of the size or profitability of the company.
You, in your dishonesty,  are willing to make "adjustments," as needed, in
order to "comply" with Richard's "requirements."   That's what you did in the
latest 8-K filing.   Richard had a hissy fit, that you set the bonus trigger
at a level where he made less in 2013 then he was anticipating, and you decided that you needed to "make it up to him" in 2014. That is NOT the way
it works.  You can't "make up"  for a prior year.   That is CORRUPT.

On page 19 of the proxy, you state that:   "The compensation committee agreed
to such modifications because among other factors, under Mr. Horowitz's stewardship, since the beginning of the employment agreement, the company has
experienced considerable revenue  growth, profitability and liquidity."   But
this is nonsensical.   The fact of the matter is, the company almost went
bankrupt in  the recession, and Mr. Horowitz bears a considerable degree of
responsibility for that.   The increase in income and sales HASN'T  EVEN
RETURNED US TO 70% of PRIOR PEAK LEVELS OF SALES AND PROFIT.   We are getting
a natural "bounce" in our results, as the economy has recovered, and you are perversely finding a clever excuse to "credit and reward" Richard Horowitz for
that.   More flim flam.   More rationalization.   More guile and manipulation
and trickery, to fleece the outside shareholders, and "hand over the goodies"
to  Horowitz.   It really is quite shameless.

You basically serve on this board to be part of a pretigious "socialite" world, and run around in the rarified airs that Mr. Horowitz sedulously
cavorts in.   I'm sure it's all very intoxicating and "glittering" for you.
But what about the outside  shareholders of P&F?   Don't you owe us ANYTHING??

You state, in the proxy, how an outside compensation consultant reviewed the company's executive compensation policies, but, despite repeated requests, year after year, for you to release to list of peer companies used in this
review, you, and the board,  REFUSE to release the information.   This
suggests that YOU HAVE SOMETHING TO HIDE.   This is all the more true,
considering that respected independent proxy advisory services have claimed that appropriate peer compensation is a mere FRACTION of what you pay the
CEO....and my own analysis likewise suggests that Horowitz's base pay should be cut by at least 50-60%, and the maximum bonus should  be likewise reduced
by at least 50%.    Year after year, you REFUSE to be accountable.  You REFUSE
to show transparency.   The  reason is clear:   You KNOW that the amount that
you pay the CEO cannot be justified, and you only "procure" an outside comp review, as a means of "justifying" the compensation requirements of "your
sponsor," Mr. Horowitz.    The allegation has been made a number  of times, by
a number of different entities, and I'm going to repeat it: Horowitz is paid an ungodly premium to bonafide peer companies, and in relation to P&F's historical income and return on equity, and other measures of bonafide value creation. Therefore, until you are willing to subject the outside comp reviews to scrutiny, you will rightly be viewed by many as being CORRUPT in your motives, and purposes.

With all this in mind, I call for your IMMEDIATE RESIGNATIONS FROM THE BOARD OF P&F INDUSTRIES. You have failed us and failed yourselves. You serve no
purpose.   You are tethered to Richard Horowitz in a most ungainly,
compromised, and tragic way.   And you  refuse to be accountable for your
decisions. I once had high hopes for you, but, as you have been put into positions where you could "make a difference" for P&F's outside shareholders, and you have not only failed us, but you have outright BETRAYED us, your credibility, in my view, is destroyed.

Sincerely,


Timothy J. Stabosz